# ROBERT S. ADAMS

**Professional Summary**

 *  Arbitrator, Mediator, Facilitator, Negotiator
    Particular expertise in negotiating complex agreements and resolving conflict in a collaborative manner. Arbitrator in private and public sectors.
* Certified Association Executive (CAE) Guiding professional, trade and philanthropic associations.
* Event Management
* Legislative Lobbyist
* Communication/Negotiation Coach, Trainer and Instructor
* Author

**Templeton Resolution Group – Principal**
February 2009   to Present
Labor Management Arbitration, Fact Finding, Consulting
Consulting and interim leadership in Association Management, Event Planning, Dispute Resolution, .

**Del Paso Boulevard Partnership – Sacramento, CA**
January 2007 to December 2008
**Executive Director**
Directed a master plan for a special tax district, revising a blighted business area into development of a vibrant retail and community theater district. Built a collaborative environment among local elected leaders, owners, contractors and patrons.

**Northern California Painting & Finishing Contractors**
May 2002 to April 2006
**Executive Director**
 Director and Chief Negotiator for finishing contractors (employers) association comprised of more than 75 companies. Represented business owners in negotiating agreements, training, employee relations and legislative affairs.

**Rocky Mountain Resolve**
July 1996 to May 2002
**Owner and Principal**
 Arbitrator/Mediator, Fund Raising, Campaign Consulting, Lobbyist, Event Planning, Leadership Training.
Executive Director Crusade for the Homeless, Utah Pediatric Medical Association, Utah Society for Gifted Children and Utah Society Association Executives.

**Wasatch UniServ – Executive Director**
September 1988 to July1996
Provided leadership for an association comprised of 2000 public educators from three districts. Including: administration, resolving education grievances, public relations, government relations and contract negotiations.

**Salt Lake City Corporation**
October 1986 to August 1988
**Chief Negotiator and Media Relations**

Represented the Mayor and Council  in negotiating employee agreements and restoring trust with employee organizations. Spokesperson for all crisis media relations.

**Union Pacific Railroad**
June 1976 to October 1986
**Human Resource Manager –** Colorado and Wyoming

**Senior Manager Labor Relations –** Utah, Idaho, Washington,

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**Education**

**University of Utah**
Organizational Communication, Business Administration
Bachelor of Science

**Univ. of Utah, School of Business**
Executive Development Certificate
**University of Nevada – Reno**
Administrative Law Judge Certification

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**Higher Education Instruction**

| | |
|---|---|
| **University of Utah** | Department of Communication (ADR program) seven years |
| **Salt Lake Community College** | Adjunct Instructor - Business Communication |

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**Publications**

Grant Recipient – American Society Assoc. Exec. Foundation resulting in publication
*Leaders Working Together-Five Steps to Resolving Board Disputes,* 2001

Published Articles in regional and national publications including:
 Utah Holiday, Smart Meetings, Association Management, SkyWest & Delta  magazine, American

Arbitration Procedures Training Manual

**Sample of Awards**
- Governor's Award - State of Colorado Recognition for recruiting and hiring minority employees
- Outstanding Young Men of America – Career guidance for non-transitional candidates Wyoming
- Top 20 Vietnam Veteran Award for outstanding community service
- Best Published Article - League of Utah Writers

**Military Service**
    **Active Duty United States Air Force  - Honorable Discharge**
      **Service in South Vietnam**